Contact

www.linkedin.com/in/jerrycogliano
(LinkedIn)

Top Skills

Leadership Development
Executive Development
Executive Coaching

Jerry Cogliano

Co-Founder & Chief Customer Officer/Chief Operating Officer at LeaderJam
Greater Boston

Summary

Experienced Business Services Executive who has demonstrated the ability to lead diverse teams of professionals to new levels of success in a variety of highly competitive industries, cutting-edge markets, and fast-paced environments. Strong business qualifications with an impressive track record of more than 20 years of hands-on experience in P&L responsibility, global sales & management, strategic planning, business development, global operations, client engagement, project management, product development, and M&A integration.

Experience

LeaderJam

Co-Founder & Chief Customer Officer/Chief Operating Officer
2019 - Present (6 years)

LeaderJam is the SaaS Training & Coaching cloud-based platform for a new generation that makes training & coaching with top global experts standard operating procedure. LeaderJam is a SaaS platform for training and coaching firms to create and deliver live courses, workshops, coaching, and events, with a library, 24/7 chat, artificial intelligence, and Zoom built in. Corporate clients are also able to get on-demand support to solve their most pressing challenges across Leadership Development, Sales Performance, Customer Experience, and Organizational Health by accessing top global experts in our network. Track results and understand progress every day. We provide the key to meeting your most pressing challenges on demand with context-driven live expert coaching sessions, collaborative tools, and smart content. Promote a learning culture with agile teams and productivity at the touch of a button.

The digital revolution has transformed learning styles and effectiveness, and a new digital solution is needed. Smart talent is key to next level leadership, and that’s where we come in. As Co-Founder and Chief Customer Officer/Chief Operating Officer, responsibility includes developing sales and building a sales

network and infrastructure to develop pipeline opportunities with organizations that can benefit from our just-in-time coaching and training solutions. In addition, responsibility as CCO/COO includes product development and building a client services team and infrastructure to support and onboard clients working with LeaderJam.

Consulting Engagements
Consultant, Advisor, & Board Member
2017 - 2019 (2 years)

Consulting activity on organizational performance improvement and strategic planning. Focus areas include business development, sales & marketing, channel sales development, and partnerships. Also includes all areas of operations, proposals, sales & project management processes, project management, client engagement, and financial management. Additional focus areas also include non-profit activity mainly with educational institutions and universities, as well as various Advisor and Board Member roles.

Kinder Institute of Life Planning
6 years

Member of the Board
2016 - 2019 (3 years)

Member of the Board of Advisors at the Kinder Institute, consulting with the Chairman & Founder with a focus on strategic Kinder Institute of Life Planning activity and LifeSpire startup developments.

Chief Executive Officer
2013 - 2016 (3 years)

The Kinder Institute of Life Planning is the exclusive provider of workshops, intensive trainings, coaching, & consulting services for financial advisors worldwide based on "The Seven Stages of Money Maturity" and "Lighting the Torch" by George Kinder CFP®, founder and recipient of numerous awards for leadership in the financial planning industry. Life Planning focuses on the human side of financial planning, training financial professionals in client communication. Ongoing support and education also provided for over 1,500 advisors trained with the Institute and on client-centered Life Planning methodologies. As CEO, ongoing responsibility and focus is on the overall development and growth of The Kinder Institute and LifeSpire startup.

Suffolk University

Vice President & Director, Sawyer Business School Alumni Board of Directors
2009 - 2015 (6 years)

The Business School Alumni Board represents alumni of the Sawyer Business School programs. The Board meets quarterly, and consists of subcommittees that meet independently prior to each full board meeting to establish and plan programs for the Alumni Association. The Board works in conjunction with the goals and objectives of the University.

Genesis Advisers
Chief Operating Officer
2009 - 2013 (4 years)

Genesis Advisers is the exclusive provider of Leadership Development and Organizational Change solutions focusing on transitions, based on "The First 90 Days" by Dr. Michael Watkins. Responsibility and focus included the overall growth and success across all areas of the company.

AchieveForum, A Korn Ferry Company
Executive Vice President
2004 - 2008 (4 years)

EVP at The Forum Corporation responsible for global operations across all functions including sales & marketing, clients, and solutions. Responsibility also included evaluating, developing, and integrating partnerships, acquisitions, and client activity.

Blue Star Computer
General Manager
2003 - 2004 (1 year)

iCorps Technologies
Director Of Operations
2000 - 2002 (2 years)

The Bauman Group
Vice President & General Manager
1995 - 2000 (5 years)

Metromedia Technologies, Inc.
Regional Operations Manager
1993 - 1995 (2 years)

Education

Suffolk University - Sawyer School of Management
Master of Business Administration (M.B.A.), Business
Management · (1987 - 1990)

Suffolk University - Sawyer Business School
Bachelor of Science in Business Adminstration (B.S.B.A.), Finance
 · (1981 - 1985)